UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

GARRETT MOTION INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	82-4873189
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification no.)

La Pièce 16, Rolle, Switzerland	1180
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +41 21 695 30 00

(FOR CO-REGISTRANTS, PLEASE SEE “TABLE OF CO-REGISTRANTS” ON THE FOLLOWING PAGE)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: ☐

Securities Act registration statement file number to which this form relates:	Not applicable
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, $0.001 par value per share	The Nasdaq Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered

General

As previously reported, on September 20, 2020, Garrett Motion Inc., a Delaware corporation (the “Company”), and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On April 26, 2021, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Debtors’ Amended Joint Plan of Reorganization under the Bankruptcy Code (the “Plan”), a copy of which (including the Plan, as confirmed) is filed as Exhibit 2.1 hereto. On April 30, 2021 (the “Effective Date”), the Company satisfied the conditions specified in the Confirmation Order and the Plan became effective.

Pursuant to the Plan, on the Effective Date, all shares of the existing common stock of the Company were cancelled, and the Company created new common stock, par value $0.001 per share (the “Common Stock”). Pursuant to the Plan, the Company issued 65,035,801 shares of Common Stock on the Effective Date. This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Common Stock. The Company has applied to list the Common Stock on the Nasdaq Global Select Market under the symbol of “GTX.”

Also on the Effective Date, the Company filed its Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware and adopted its Second Amended and Restated Bylaws (the “Bylaws”). The following description of the Company’s capital stock does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation, the Bylaws, the Certificate of Designations for the Series A Preferred Stock (the “Series A Certificate of Designations”) and the Certificate of Designations for the Series B Preferred Stock (the “Series B Certificate of Designations”), copies of which are attached to this registration statement as Exhibit 3.1, Exhibit 3.2, Exhibit 3.3 and Exhibit 3.4, respectively, and are incorporated herein by reference. Additionally, the General Corporation Law of the State of Delaware (the “DGCL”) may contain provisions which affect the capital stock of the Company.

Authorized Capitalization

Under the Certificate of Incorporation, the Company’s authorized capital stock consists of 2,200,000,000 shares of capital stock, consisting of (i) 1,000,000,000 shares of Common Stock and (ii) 1,200,000,000 shares of preferred stock. As of April 30, 2021, the Company had 65,035,801 issued and outstanding shares of Common Stock, 247,771,428 issued and outstanding shares of convertible Series A preferred stock, par value $0.001 per share (the “Series A Preferred Stock”) and 834,800,000 issued and outstanding shares of Series B preferred stock, par value $0.001 per share (the “Series B Preferred Stock”). A further 247,771,428 shares of Common Stock are currently reserved for the issuance upon the conversion of the Series A Preferred Stock (such number of shares reserved for issuance being subject to increase in accordance with the terms of the Series A Certificate of Designations) and approximately 31 million shares of Common Stock are reserved for issuance in connection with options or other equity awards that may be granted pursuant to a management equity compensation plan to expected to be adopted by the Company following the Effective Date.

Common Stock

Dividends

Holders of shares of the Common Stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors (the “Board”) at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount and payment of future dividends will depend on the Company’s financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that the Board deems relevant. Under the terms of our Series A Preferred Stock and Series B Preferred Stock, a dividend on our Common Stock (other than a dividend payable solely in Common Stock) may not be declared if (i) all cumulative accrued and unpaid preference dividends on all outstanding shares of Series A Preferred Stock have not been paid in full and the full dividend thereon due has not been paid or declared and set aside for payment, (ii) all prior redemption requirements with respect to Series A Preferred Stock have not been complied with, or (iii) the Company has not satisfied or cannot satisfy in full redemption payments owed to holders of Series B Preferred Stock.

Additionally, the Credit Agreement, dated as of April 30, 2021, by and among the Company, Garrett LX I S.à r.l., Garrett Motion Holdings Inc. and Garrett Motion Sàrl, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the “Credit Agreement”), includes restrictions on the Company’s ability to make dividends or distributions on, or redeem or otherwise acquire, its outstanding equity interests, including its Common Stock, Series A Preferred Stock and Series B Preferred Stock, in each case subject to certain exceptions and carve-outs.

The foregoing description of the Credit Agreement is not complete and is qualified in its entirety by reference to the Credit Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

For information on restrictions on the payment of dividends on the Common Stock pursuant to the terms of the Series A Preferred Stock, see “Series A Preferred Stock — Dividends” below.

Voting

The holders of the Common Stock are entitled to one vote for each share held of record on all matters on which stockholders generally are entitled to vote. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the Certificate of Incorporation (including any Certificates of Designations relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon.

Subject to the rights of any outstanding series of preferred stock, directors will be elected by a majority of the votes cast, provided that, in contested elections, directors will be elected by a plurality of the validly cast votes represented in person or by proxy with respect to the election. There are no cumulative voting rights for the election of directors.

For information on the voting rights of holders of the Series A Preferred Stock, see “Series A Preferred Stock — Voting” below. For information on the voting rights of holders of the Series B Preferred Stock, see “Series B Preferred Stock — Voting” below.

Other Rights

Subject to the preferential liquidation rights of any preferred stock that may be outstanding, including the Series A Preferred Stock and the Series B Preferred Stock, upon the Company’s liquidation, dissolution or winding-up, the holders of the Common Stock are entitled to share ratably in the Company’s assets legally available for distribution to stockholders.

Under the terms of the Certificate of Incorporation and the Bylaws, the Company is prohibited from issuing any non-voting equity securities, provided that such restriction (i) only applies to the extent required under Section 1123(a)(6) of the Bankruptcy Code, (ii) only for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Company and (iii) may be amended or eliminated in accordance with applicable law as from time to time may be in effect. Such a restriction in no way restricts or prevents the issuance of any shares of Series B Preferred Stock, regardless of any voting rights granted thereto.

Fully Paid

The issued and outstanding shares of the Common Stock are fully paid and non-assessable. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.

The holders of the Common Stock do not have preemptive rights or preferential rights to subscribe for shares of the Company’s capital stock.

Series A Preferred Stock

Dividends

Holders of the Series A Preferred Stock will be entitled to receive, when, as and if declared by a committee of disinterested directors of the Board (which will initially consist of Daniel Ninivaggi, Julia Steyn, Robert Shanks, and D’aun Norman) out of funds legally available for such dividend, cumulative cash dividends at an annual rate of 11% on the stated amount per share plus the amount of any accrued and unpaid dividends on such share, accumulating on a daily basis and payable quarterly on January 1, April 1, July 1 and October 1, respectively, in each year. Such a dividend will not be declared at any time when Consolidated EBITDA (as defined in the Series A Certificate of Designations) of the Company and its subsidiaries for the most recent four fiscal quarters for which financial statements of the Company are available is less than $425,000,000. Dividends on the Series A Preferred Stock will accumulate whether or not declared. Under the terms of our Series B Preferred Stock, a dividend on the Series A Preferred Stock may not be declared so long as the Company has not satisfied or cannot satisfy in full any deferred redemption payments or redemption payments owed on the next scheduled redemption date to holders of Series B Preferred Stock.

Holders of the Series A Preferred Stock will also be entitled to such dividends paid to holders of Common Stock to the same extent as if such holders of Series A Preferred Stock had converted their shares of Series A Preferred Stock into Common Stock (without regard to any limitations on conversions) and had held such shares of Common Stock on the record date for such dividends and distributions. Such payments will be made concurrently with the dividend or distribution to the holders of the Common Stock.

So long as any shares of Series A Preferred Stock remain outstanding, no dividend shall be paid or declared, and no distribution shall be made, on any class of Common Stock or any future class of preferred stock established thereafter by the Board (other than any series of capital stock that ranks pari passu to the Series A Preferred Stock) (such stock “Dividend Junior Stock”), other than a dividend payable solely in Dividend Junior Stock, unless (i) all cumulative accrued and unpaid preference dividends on all outstanding shares of Series A Preferred Stock have been paid in full and the full dividend thereon due has been paid or declared and set aside for payment and (ii) all prior redemption requirements with respect to Series A Preferred Stock have been complied with.

Under the terms of the Credit Agreement, during the fiscal years ending December 31, 2021, and December 31, 2022, the Company may not make payments or redemptions in cash solely with respect to the Series A Preferred Stock unless a ratable payment (on an as-converted basis) is made to holders of the Common Stock and such payments would otherwise be permitted under the terms of the Credit Agreement. The Company’s ability to make ratable payments to holders of the Series A Preferred Stock and Common Stock is restricted by the terms of the Series A Certificate of Designations.

Voting

Holders of the Series A Preferred Stock will be entitled to vote together as a single class with the holders of Common Stock, with each such holder entitled to cast the number of votes equal to the number of votes such holder would have been entitled to cast if such holder were the holder of a number of shares of Common Stock equal to the whole number of shares of Common Stock that would be issuable upon conversion of such holder’s shares of Series A Preferred Stock in addition to a number of shares of Common Stock equal to the amount of cumulative unpaid preference dividends (whether or not authorized or declared) divided by the lesser of (i) the fair market value per share of such additional shares and (ii) the fair market value per share of the Common Stock.

So long as any shares of Series A Preferred Stock are outstanding, a vote or the consent of the holders representing a majority of the Series A Preferred Stock will be required for (i) effecting or validating any amendment, modification or alteration to the Certificate of Incorporation that would authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock that would rank senior or pari passu to the Series A Preferred Stock with respect to dividend payments or upon the occurrence of a liquidation, (ii) any increase in the authorized number of shares of Series A Preferred Stock or of any series of capital stock that ranks pari passu with Series A Preferred Stock, (iii) effecting or validating any amendment, alteration or repeal of any provision of the Certificate of Incorporation or Bylaws that would have an adverse effect on the rights, preferences, privileges or voting power of Series A Preferred Stock or the holders thereof in any material respect, or (iv) any action or inaction that would reduce the stated amount of any share of Series A Preferred Stock to below $5.25 per share.

Liquidation

Upon liquidation, Series A Preferred Stock will rank senior to the Common Stock and to the Series B Preferred Stock, and will have the right to be paid, out of the assets of the Company legally available for distribution to its stockholders, an amount equal to the Aggregate Liquidation Entitlement (as defined in the Series A Certificate of Designations) for all outstanding shares of Series A Preferred Stock.

Other Rights

All shares of Series A Preferred Stock will automatically convert to shares of Common Stock, at a conversion price of $5.25 per share of Common Stock (subject to adjustment as described in the Series A Certificate of Designations) (the “Conversion Price”) upon either (i) the election of holders representing a majority of the then-outstanding Series A Preferred Stock or (ii) the occurrence of a Trading Day (as defined in the Series A Certificate of Designations) at any time on or after the date which is two years after the Effective Date on which (A) the aggregate stated amount of all outstanding shares of Series B Preferred Stock is an amount less than or equal to $125,000,000, (B) the Common Stock is traded on a Principal Exchange, a Fallback Exchange or an Over-the-Counter Market (each as defined in the Series A Certificate of Designations) and, in each case, the Automatic Conversion Fair Market Value (as defined in the Series A Certificate of Designations) of the Common Stock exceeds 150% of the Conversion Price, and (C) the Consolidated EBITDA (as defined in the Series A Certificate of Designations) of the Company and its subsidiaries for the last twelve months ended as of the last day of each of the two most recent fiscal quarters is greater than or equal to $600,000,000.

Shares of Series A Preferred Stock are also convertible into Common Stock at any time at the option of the holder, effective on January 1, April 1, July 1 and October 1 in each year, or on the third business day prior to the date of redemption of the outstanding shares of the Series A Preferred Stock as described in the following paragraph.

The Company may, at its election, redeem all but not less than all of the outstanding shares of Series A Preferred Stock (i) at any time following the date which is six years after the Effective Date or (ii) in connection with the consummation of a Change of Control (as defined in the Series A Certificate of Designations), in either case for a cash purchase price equal to $5.25 per share plus cumulative unpaid preference dividends (whether or not authorized or declared) as of the redemption date.

Series B Preferred Stock

Dividends

The Series B Preferred Stock will not be entitled to any dividends or other distributions or payments other than the scheduled redemption payments and payments upon liquidation as provided in the Series B Certificate of Designations.

Scheduled Redemptions

On April 30 of each year, beginning on April 30, 2022 and ending on April 30, 2030, on which any shares of Series B Preferred Stock are outstanding (each a “Scheduled Redemption Date”), the Company will redeem, pro rata from each holder, an aggregate number of shares of Series B Preferred Stock equal to a scheduled redemption amount with respect to such Scheduled Redemption Date as set forth in the Series B Certificate of Designations divided by $1.00 per share (the “Scheduled Redemption Amounts”), provided that the Company will not be obligated to redeem the shares of Series B Preferred Stock on a Scheduled Redemption Date if, as of such date, (i) the consolidated EBITDA of the Company and its subsidiaries measured as of the end of the most recently completed fiscal year is less than $425,000,000 or (ii) the Company does not have sufficient funds legally available to pay the redemption amount due on such Scheduled Redemption Date. Shares of Series B Preferred Stock whose redemption on a Scheduled Redemption Date is deferred, and which are not thereafter redeemed in accordance with the applicable Initial Deferral Payment Schedule (as defined in the Series B Certificate of Designations) will accrue interest from and after the time that the Company fails to make redemption payments in accordance with the applicable Initial Deferral Payment Schedule. Any shares of Series B Preferred Stock that have not been redeemed on a Scheduled Redemption Date outstanding as of April 30, 2030, will be redeemed on April 30, 2030.

Voting

Except as required by law, the holders of Series B Preferred Stock will have no voting rights, provided that a vote or the consent of the holders representing a majority of the Series B Preferred Stock will be required to effect or validate (i) any amendment, modification or alteration to the Certificate of Incorporation that would authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock that would rank senior to the Series B Preferred Stock, (ii) any amendment, modification or alteration to the Certificate of Incorporation that would authorize or create, or increase the authorized amount of, any shares of any class or series of capital stock that would rank pari passu to the Series B Preferred Stock on the occurrence of a liquidation, (iii) entry by the Company or any of its subsidiaries into any agreement containing or imposing, directly or indirectly, any restriction (including, but not limited to, any covenant or agreement) on the Company’s ability to make required payments on or redeem the shares of Series B Preferred Stock, (iv) any amendment, modification, alteration or repeal of any provision of the Certificate of Incorporation or any other certificate of designations of the Company that would have an adverse effect, in any material respect, on the rights, preferences, privileges or voting power of the shares of Series B Preferred Stock or any holder thereof or any amendment, modification, alteration or repeal of the Series B Certificate of Designations, (iv) any increase in the number of members of the Board at a time when the sum of (x) the aggregate value of deferred Scheduled Redemption Amounts relating to past Scheduled Redemption Dates (plus any unpaid interest accruing thereon) plus (y) the aggregate present value of future Scheduled Redemption Amounts, calculated using a discount rate of 7.25% (such sum, the “Aggregate Series B Liquidation Preference”) is greater than $125,000,000 or (vi) any action or inaction that would reduce the stated amount of any share of Series B Preferred Stock to below $1.00 per share.

Other Rights

Upon liquidation, the Series B Preferred Stock will rank (A) senior to the Common Stock and (B) junior to the Series A Preferred Stock, and will have a right to be paid the Aggregate Series B Liquidation Preference.

The Company will be automatically obligated to redeem all shares of Series B Preferred Stock upon (i) a Change of Control (as defined in the Series B Certificate of Designations), (ii) an assertion from the Company or the Board that any portion of the Series B Preferred Stock or any of the Company’s obligations under the Series B Certificate of Designations are invalid or unenforceable, (iii) if indebtedness outstanding under the Credit Agreement is accelerated (and such acceleration is not rescinded), or (iv) the Company or any of its material subsidiaries enters bankruptcy or similar proceedings affecting creditors’ or equity holders’ rights.

Each holder of Series B Preferred Stock will have the right to require the Company to redeem all, but not less than all, of such holder’s shares of Series B Preferred Stock if the Consolidated EBITDA (as defined in the Series B Certificate of Designations) of the Company and its subsidiaries exceeds $600,000,000 for two consecutive fiscal quarters.

Under the terms of the Series B Certificate of Designations, the Majority in Interest (as defined in the Series B Certificate of Designations) has the exclusive right, voting separately as a class, to elect or appoint one director to the Board (such director the “Series B Director”).

The Majority in Interest has a continuing right, voting separately as a class, to elect or appoint the Series B Director, and an exclusive right to remove the Series B Director at any time for any reason or no reason (with or without cause), subject to the rights of other holders to remove any Series B Director for cause to the extent provided by the DGCL, until the first date on which the Aggregate Series B Liquidation Preference is not greater than $125,00,000 (the “Series B Threshold Date”). From and after the Series B Threshold Date, the Majority in Interest will have no right to elect or appoint any directors to the Board. If the Majority in Interest is no longer entitled to elect or appoint a Series B Director, then the then-serving Series B Director will automatically be deemed to have resigned from the Board.

So long as any shares of Series B Preferred Stock are outstanding, the Company may not take certain actions without the written consent of the Majority in Interest (as defined in the Series B Certificate of Designations), including, among other things, increasing the size of the Board of Directors so long as the Aggregate Series B Liquidation Preference is greater than $125,000,000.

Anti-Takeover Protections

Certain provisions in the Certificate of Incorporation and the Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

Removal

Subject to the rights of holders of any one or more series of preferred stock, the Certificate of Incorporation provides that (i) any director may be removed with or without cause and (ii) the removal of any director, with or without cause, will require the affirmative vote of the holders of at least a majority of the combined voting power of the then-outstanding shares of all classes and series of capital stock generally entitled to vote in the election of directors of the Company.

For information on the rights of holders of Series A Preferred Stock and Series B Preferred Stock regarding the removal of directors, see “Series B Preferred Stock — Voting” above and “Series A Investor Rights Agreement” below.

Blank Check Preferred Stock

The Certificate of Incorporation authorizes the Board to designate and issue, without any further vote or action by the stockholders (subject to the rights of the holders of the Series A Preferred Stock and the Series B Preferred Stock, as set out above), out of the unissued shares of preferred stock, for series of preferred stock and, with respect to such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

Stockholder Action by Written Consent

Prior to the first date on which either the Centerbridge Investors (as defined below) or the Oaktree Investors (as defined below) cease to have the right to designate two individuals for election to the Board (such date, the “Transition Date”), any action required or permitted to be taken at any annual or special meeting of the Company’s stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock of the Company having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted so long as the Board has unanimously recommended that the Company’s stockholders take such action. On and after the Transition Date, and subject to the rights of the holders of any outstanding series of preferred stock, any action required or permitted to be taken by the holders of any class or series of stock of the Company may be taken only upon the vote of stockholders at annual or special meetings duly called and may not be taken by written consent of the stockholders.

Special Stockholder Meetings

The Certificate of Incorporation and the Bylaws provide that a special meeting of stockholders may only be called by the affirmative vote of a majority of the Board, the Chairman of the Board, the Chief Executive Officer (or, in the absence of a Chief Executive Officer, the President) of the Company, or by the holders of a majority of the then-outstanding shares of Series A Preferred Stock, for so long as the Centerbridge Investors and the Oaktree Investors beneficially own, in the aggregate, a majority of the then outstanding shares of Series A Preferred Stock. Each special meeting shall be held at such date, time and place either within or without the State of Delaware, or by means of remote communication, as may be determined by the Board and as specified in the notice of meeting. Except as described herein, stockholders may not call or request special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The Bylaws establish advance notice procedures for stockholder proposals to be brought before an annual meeting of the Company’s stockholders and proposed nominations of persons for election to the Board to be brought before an annual or special meeting of the stockholders. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. The Certificate of Incorporation does not provide for cumulative voting.

Amendments to Certificate of Incorporation and Bylaws

The DGCL provides that the affirmative vote of holders of a majority of a company’s voting stock then outstanding is required to amend such company’s certificate of incorporation unless the company’s certificate of incorporation provides a higher threshold, and our Certificate of Incorporation does not provide for a higher threshold. The Certificate of Incorporation provides that the By-Laws may be amended by the Board or by the affirmative vote of holders of at least a majority of the combined voting power of the then-outstanding shares of the Company’s capital stock entitled generally to vote in the election of directors of the Company, voting together as a single class.

Section 203 of the DGCL

The Company is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

The acquisition of shares of Series A Preferred Stock pursuant to the Plan by the Centerbridge Investors and the Oaktree Investors was approved by the Board for the purposes of Section 203 of the DGCL.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and the Certificate of Incorporation includes such an exculpation provision. The Bylaws and Certificate of Incorporation include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director, officer or agent of the Company, or for serving at the Company’s request as a director, officer or agent at another corporation or enterprise, as the case may be. The Bylaws and Certificate of Incorporation also provide that the Company must indemnify and advance reasonable expenses to the Company’s directors, officers and employees, subject to receipt of an undertaking from the indemnified party as may be required under the DGCL. The Bylaws expressly authorize the Company to carry directors’ and officers’ insurance to protect the Company, its directors, officers and employees for some liabilities.

Exclusive Forum

The Certificate of Incorporation provides, in all cases to the fullest extent permitted by law, that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers or other employees or stockholders to the Company or its stockholders, any action asserting a claim arising pursuant to the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located in the State of Delaware, any action asserting a claim governed by the internal affairs doctrine or any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery within the State of Delaware does not have jurisdiction, the action may be brought in any other state or federal court located within the State of Delaware.

In addition, the Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), shall be the federal district courts of the United States.

Nothing in the Certificate of Incorporation precludes stockholders that assert claims under the Exchange Act, from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

Although the Certificate of Incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock and Series A Preferred Stock is Equiniti Trust Company. The registrar for the Series B Preferred Stock is Equiniti Trust Company.

Listing

The Common Stock is expected to be listed on the Nasdaq Global Select Market.

Registration Rights Agreement

Pursuant to the Plan, the Company and certain holders of the Common Stock and Series A Preferred Stock (the “Registration Rights Holders”) executed a registration rights agreement, dated as of the Effective Date (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the Company was obligated to provide, and as of the date hereof has already provided, notice to the Accredited Investor Eligible Holders (as defined in the Registration Rights Agreement) that they are (i) able to become parties to the Registration Rights Agreement and (ii) participate in the Shelf Registration Statement (the “Shelf Notice”). The Company will use its reasonable best efforts to file with the SEC a shelf registration statement on Form S-1 or, if available, Form S-3 (each, a “Shelf Registration Statement”) covering the resale of all of the Registrable Securities (as defined in the Registration Rights Agreement) on a continuous basis as promptly as practicable following the Effective Date (taking into account the need to provide Accredited Investor Eligible Holders a reasonable opportunity to respond to the Shelf Notice (as defined below) and in any event no later than 30 days following the Effective Date). As promptly as practicable thereafter, the Company will use its reasonable best efforts to cause such Shelf Registration Statement to become effective on the earliest date practicable.

At any time following the Effective Date, any Registration Rights Holders who, directly or indirectly, together with their respective affiliates, have beneficial ownership of at least 7.5% of the then issued and outstanding shares of Common Stock, after giving effect to the conversion of the Series A Preferred Stock (such Registration Rights Holders, the “Required Investors”), may request registration of all or any portion of the Registrable Securities beneficially owned by such Required Investors on Form S-1 or, if available, on Form S-3 (each, a “Demand Registration”). Unless there is a currently effective Shelf Registration Statement covering such Registrable Securities, the Company will effect such Demand Registration by filing with the SEC a registration statement within (i) 60 days in the case of a registration statement on Form S-1 and (ii) 30 days in the case of a registration statement on Form S-3. The aggregate number of Demand Registrations on Form S-1 that may be requested by the Required Investors shall not exceed four; the Required Investors may request an unlimited number of Demand Registrations on Form S-3.

The relevant Required Investors may request to effectuate any offering of Registrable Securities by means of an underwritten offering, provided that the aggregate gross proceeds of such public offering are expected to be at least $50 million. The Company will not be required to effect more than one underwritten offering in any 90-day period.

In the event the Company proposes to file a Shelf Registration Statement with respect to any offering of its equity securities, the Company will give written notice of such proposed filing to the Registration Rights Holders as soon as practicable (but in no event less than five business days prior to the proposed date of public filing of such shelf), and such notice shall offer the Registration Rights Holders the opportunity to register under such registration statement the resale of such number of Registrable Securities as each such Registration Rights Holder may request in writing (a “Piggyback Registration”). If the Company proposes to file a registration statement that is not a Shelf Registration Statement with respect to any offering of its equity securities, the Company will give written notice of such proposed filing to certain of the Registration Rights Holders (the “Piggyback Eligible Investors”), and such notice shall offer the Piggyback Eligible Investors the opportunity to make a Piggyback Registration. If the Company proposes to undertake an underwritten offering pursuant to a registration statement for which there was a Piggyback Registration, the Piggyback Eligible Investors may be entitled to participate in such underwritten offering, subject to customary “cutback” provisions in certain circumstances.

If requested by the managing underwriter or underwriters in the event of any underwritten public offering of equity securities by the Company, each holder of Registrable Securities participating in such sale agrees, as a condition to such holder’s participation in the offering, to execute a lock-up agreement, which will provide for restrictions on transferring the Company’s capital stock as specified in the Registration Rights Agreement. Additionally, in connection with any underwritten public offering of Registrable Securities and upon the request of the managing underwriter or underwriters, the Company will agree not to effect any public sale or distribution of any Lock-Up Securities (as defined in the Registration Rights Agreement).

The Registration Rights Agreement includes customary indemnification provisions. The Company will be responsible for its own expenses associated with the performance of its obligations under the Registration Rights Agreement and certain fees and expenses of legal counsel to the relevant Registration Rights Holders. Except as described in the preceding sentence, the Registration Rights Holders will bear their own expenses, including any underwriting discounts, selling commissions and transfer taxes applicable to any sale of Registrable Securities.

The Registration Rights Agreement will automatically terminate upon the later of (i) the expiration of the Shelf Period (as defined in the Registration Rights Agreement) and (ii) at such time as no Registrable Securities remain outstanding.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 10.2 and incorporated by reference herein.

Series A Investor Rights Agreement

Pursuant to the Plan, the Company entered into a Series A Investor Rights Agreement (the “Series A Investor Rights Agreement”) with Centerbridge Credit Partners Master, L.P. (“Centerbridge Credit”), Centerbridge Special Credit Partners III-Flex, L.P. (“Centerbridge Special Credit” and, together with Centerbridge Credit, the “Centerbridge Investors”), OCM Opps GTM Holdings, LLC (“OCM Opps”), Oaktree Value Opportunities Fund Holdings, L.P. (“Oaktree Value”), Oaktree Phoenix Investment Fund, L.P. (“Oaktree Phoenix”) and Oaktree Opportunities Fund Xb Holdings (Delaware), L.P. (“Oaktree Opportunities” and, together with OCM Opps, Oaktree Value and Oaktree Phoenix, the “Oaktree Investors”) and the other signatories thereto (the “Additional Investors” and, together with the Centerbridge Investors and the Oaktree Investors, the “Series A Investors”). Pursuant to the Series A Investor Rights Agreement, as of the Effective Date, the Centerbridge Investors and Oaktree Investors will each have the right to designate three directors for election to the Board and the Additional Investors will have the right to designate one director for election to the Board. One director will be the chief executive officer of the Company.

The Centerbridge Investors and Oaktree Investors will each have a continuing right to designate three directors to the Board, subject to their respective (and permitted transferees’) beneficial ownership of at least 60% of their respective aggregate initial ownership interest as of the Effective Date (the “Initial Investor Interest”), at least one of which will not be employed by Centerbridge Investors or Oaktree Investors, as applicable, or their respective affiliates. If the Centerbridge Investors or Oaktree Investors, as applicable, beneficially own less than 60% but at least 40% of their respective Initial Investor Interest, then they will each have the right to designate at least two directors to the Board. If the Centerbridge Investors or Oaktree Investors, as applicable, beneficially own less than 40% but at least 20% of their respective Initial Investor Interest, then they will each have the right to designate at least one director to the Board. If the Centerbridge Investors or Oaktree Investors, as applicable, cease to own at least 20% of their respective Initial Investor Interest, then they will have no right to designate any directors to the Board.

Pursuant to the Series A Investor Rights Agreement, the Additional Investors will have a continuing right to designate one director for election to the Board, subject to their (and permitted transferees’) beneficial ownership of at least 60% of their Initial Investor Interest. If the Additional Investors beneficially own less than 60% of their Initial Investor Interest, then they will have no right to designate any directors to the Board. The designee of the Additional Investors shall be the person nominated, separately and not jointly, by those Additional Investors holding at least 65% of the shares of Series A Preferred Stock held by the Additional Investors at such time. After the Additional Investors no longer have a right to designate a director as described above, if the Company becomes aware that at least 20% of the Series A Preferred Stock issued as of the Effective Date is held by stockholders other than the Centerbridge Investors and Oaktree Investors, then the holders of a majority of the Series A Preferred Stock then outstanding (excluding Series A Preferred Stock held by the Centerbridge Investors and the Oaktree Investors) will collectively have the right to designate one director to the Board.

If the number of individuals that any Series A Investor has the right to designate for election to the Board is decreased in accordance with the foregoing, then the corresponding number of directors designated by such Investor will immediately offer to resign from the Board under the terms of the Series A Investor Rights Agreement.

The Company is restricted under the Series A Investor Rights Agreement from increasing the size of the Board without the written consent of the Series A Investors holding a majority of the then-outstanding Series A Preferred Stock for so long as the outstanding Series A Preferred Stock represents, in the aggregate, a majority of the combined voting power of the then-outstanding shares of all classes and series of capital stock of the Company entitled generally to vote in the election of directors of the Company.

The foregoing description of the Series A Investor Rights Agreement is not complete and is qualified in its entirety by reference to the Series A Investor Rights Agreement, which is attached hereto as Exhibit 10.3 and incorporated herein by reference.

Item 2.	Exhibits.

2.1	Order of the Bankruptcy Court, dated April 26, 2021, confirming the Chapter 11 Plan of Reorganization of the Debtors (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on April 27, 2021).

2.2	Debtors’ Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated April 26, 2021 (incorporated by reference to Exhibit A of the Confirmation Order attached as Exhibit 2.1 hereto).

3.1	Second Amended and Restated Certificate of Incorporation of Garrett Motion Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 30, 2021).

3.2	Second Amended and Restated Bylaws of Garrett Motion Inc. (incorporated by reference to Exhibit 3.4 to the Company’s Current Report on Form 8-K filed on April 30, 2021).

3.3	Certificate of Designations of the Company’s Series A Preferred Stock (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on April 30, 2021).

3.4	Certificate of Designations of the Company’s Series B Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed on April 30, 2021).

10.1	Credit Agreement, dated as of April 30, 2021, by and among Garrett Motion Inc., Garrett LX I S.à r.l., Garrett Motion Holdings, Inc. and Garrett Motion Sàrl, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 30, 2021).

10.2	Registration Rights Agreement, dated as of April 30, 2021, among Garrett Motion Inc. and the holders party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 30, 2021).

10.3	Series A Investor Rights Agreement, dated as of April 30, 2021, among Garrett Motion Inc. and the investors named therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 30, 2021).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Garrett Motion Inc.

Date: May 3, 2021	By:	/s/ Jerome Maironi
Jerome Maironi
Senior Vice President, General Counsel and Corporate Secretary